As filed with the Securities and Exchange Commission on March 18, 2025

Securities Act File No. 333-232727

Investment Company Act File No. 811-01731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

(check appropriate box or boxes)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 20

SOURCE CAPITAL

(Exact name of registrant as specified in charter)

235 West Galena Street

Milwaukee, Wisconsin 53212

(Address of Principal Executive Offices, including Zip Code)

Registrant's Telephone Number, Including Area Code: (626) 385-5777

Diane J. Drake

Mutual Fund Administration, LLC

2220 E. Route 66, Suite 226

Glendora, California 91740

(Name and Address of Agent for Service)

COPIES TO:

Laurie Anne Dee

Morgan, Lewis & Bockius LLP

600 Anton Boulevard, Suite 1800

Costa Mesa, California 92626

Approximate Date of Proposed Public Offering: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☐	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

 It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

 If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _____.
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _____.
☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-232727.

 Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-232727 and 811-01731) of Source Capital (formerly, Source Capital, Inc.) (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing Exhibits a, a.1, b, g, j, k.1, r and s to the Registration Statement. No changes have been made to Part A, B or Part C of the Registration Statement, other than Item 25 (2) of Part C as set forth below. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Item 25 (2) of the Registration Statement setting forth the exhibits to the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C - OTHER INFORMATION

Item 25: Financial Statements and Exhibits

1.	Financial Statements:

The Registrant's audited financial statements, financial highlights, notes to the financial statements and report of independent registered public accounting firm thereon have been incorporated into Part B of the Registration Statement by reference to the Registrant’s Annual Report for the fiscal year ended December 31, 2024 contained in its Form N-CSR filing which was filed with the Commission on March 7, 2025.

2.	Exhibits:

a.	Certificate of Trust*

a.1	Agreement and Declaration of Trust*

b.	By-Laws*

c.	Not applicable.

d.1	Form of Subscription Certificate for Rights Offering (2)

d.2	Form of Notice of Guaranteed Delivery (2)

e.	Dividend Reinvestment Plan, as amended May 4, 1992 (1)

f.	Not applicable.

g.	Investment Advisory Agreement dated December 31, 2024*

h.	Not applicable.

i.	Not applicable.

j.	Custodian Agreement*

k.1	Co-Administration Agreement*

k.2	Form of Subscription Agent Agreement (2)

k.3	Form of Information Agent Agreement (2)

k.4	Transfer Agent Servicing Agreement (2)

l.	Opinion and Consent of Legal Counsel (3)

m.	Not applicable.

n.	Not applicable.

o.	Not applicable.

p.	Not applicable.

q.	Not applicable.

r.	Code of Ethics*

s.	Power of Attorney*

* Filed herein.

(1) Incorporated by reference from the Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (Securities Act File No. 333-232727 and Investment Company Act File No. 811-01731) filed on July 19, 2019.

(2) Incorporated by reference from the Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (Securities Act File No. 333-232727 and Investment Company Act File No. 811-01731) filed on August 28, 2019.

(3) Incorporated by reference from the Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (Securities Act File No. 333-232727 and Investment Company Act File No. 811-01731) filed on September 6, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Milwaukee and State of Wisconsin, on the 18th day of March, 2025.

SOURCE CAPITAL

By:	/s/ Maureen Quill
Maureen Quill
President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on 18th day of March, 2025, by the following persons in the capacities set forth below.

Signatures	Title

/s/ Maureen Quill	Trustee, President & Principal Executive Officer
Maureen Quill

/s/ Sandra Brown†	Trustee
Sandra Brown

/s/ Robert F. Goldrich†	Trustee
Robert F. Goldrich

/s/ John P. Zader†	Trustee
John P. Zader

/s/ J. Richard Atwood†	Trustee
J. Richard Atwood

/s/ Rita Dam	Treasurer, Principal Accounting Officer & Principal
Rita Dam	Financial Officer

† By:	/s/ Rita Dam
Rita Dam
Attorney-in-fact, pursuant to power of attorney filed herewith.

EXHIBIT INDEX

a.	Certificate of Trust

a.1	Agreement and Declaration of Trust

b.	By-Laws

g.	Investment Advisory Agreement dated December 31, 2024

j.	Custodian Agreement

k.1	Co-Administration Agreement

r.	Code of Ethics

s.	Power of Attorney